December 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-191736
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811-22907 and 333-191906
Blackstone Real Estate Income Master Fund
Registration Statement on Form N-2, File No. 811-22908

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”), Blackstone Real Estate Income Fund II (“BREIF II”) and Blackstone Real Estate Income Master Fund (the “Master Fund”, together with BREIF I and BREIF II, the “Funds”), please find BREIF I’s Pre-Effective Amendment No. 2 (“BREIF I Amendment No. 2”), BREIF II’s Pre-Effective Amendment No. 2 (“BREIF II Amendment No. 2”) and the Master Fund’s Amendment No. 2 (“Master Fund Amendment No. 2”, together with BREIF I Amendment No. 2 and BREIF II Amendment No. 2, the “Amendments”) to the above referenced registration statements of BREIF I, BREIF II and the Master Fund originally filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013, October 25, 2013 and October 25, 2013, respectively, and each as amended on November 27, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (except in the case of the Master Fund), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statements”), filed today with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to the oral comments received December 10, 2013 from the staff of the Commission (the “Staff”), relating to the Registration Statements. For convenience of reference, the comments of the Staff have been reproduced herein. Furthermore, we acknowledge that the Staff continues to consider the Funds’ responses to Comments 11 and 21 contained in the Funds’ correspondence filings each submitted on November 27, 2013. Please note that all page numbers in our responses are references to the page numbers of BREIF I Amendment No. 2 unless otherwise indicated. All capitalized terms used but not defined in this letter have the meanings given to them in BREIF I Amendment No. 2.

General

1.	Please confirm that you will inform the Staff when FINRA has reviewed the proposed distribution terms and arrangements of the transactions involved in the registration statements.

In response to the Staff’s comment, the Funds confirm that they will inform the Staff when FINRA has concluded its review of the proposed distribution terms and arrangements of the transactions involved in the Registration Statements.

Risk Factors

Geographic Concentration – Page 37

2.	Please further describe the risks involved in any geographic concentration of the Master Fund’s investments.

In response to the Staff’s comment, the Funds have modified the disclosure on page 37 to read as follows:

Geographic Concentration. The Master Fund will seek to make real estate-related debt investments on a global basis, with a primary focus in the United States. Adverse changes to the economies and commercial real estate markets of any country in which the Master Fund invests will have a pronounced impact on the activities of the Master Fund in such country and could impede the Master Fund’s ability to effectively achieve its investment objective. Because the Master Fund intends to invest primarily in the United States, the performance of the Master Fund’s investments will be especially susceptible to adverse changes in the commercial real estate market of the United States.

Repurchase and Transfers of Shares

Transfer of Shares – Page 75

3.	Please confirm to the Staff that the Funds will file an opinion of counsel as to the legality of the securities being registered, indicating whether they will be legally issued, fully paid, and nonassessable.

In response to the Staff’s comment, the Funds confirm that BREIF I and BREIF II are filing with the Amendments opinions of counsel as to the legality of the securities being registered, indicating whether they will be legally issued, fully paid, and nonassessable. Pursuant to Instruction G.3 of Form N-2, the Master Fund is not required to file a legality opinion.

APPENDIX A – SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page 1

4.	Please remove the average annual total return for the 3-year period from the 1, 5, and 10- year period disclosure, or otherwise relocate it.

In response to the Staff’s comment, the Funds have removed the average annual total return for the 3-year period from Appendix A.

Statement of Additional Information

5.	Please confirm that the Funds will include seed financial statements prior to seeking effectiveness.

In response to the Staff’s comment, the Funds confirm that the seed financial statements are included in the Amendments being filed today.

Please note that we have included certain changes to the Amendments for each respective Fund other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of BREIF Master Fund Amendment No. 2 marked to reflect cumulative changes to Amendment No. 1 to the Registration Statement originally filed with the Commission on November 27, 2013.

In connection with the above-referenced filings, the Funds hereby acknowledge that:

1. The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3. The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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